

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2010

Kelly L. Kirchhoff
Chief Financial Officer
Smarbee, Inc.
11626 Nicholas, Suite 101
Omaha, NE 68154

> **Re: Smarbee, Inc. (formerly Capital Equity Finance, Inc.)**
> **Form 8-K Item 4.01**
> **Filed July 16, 2010**
> **File No. 000-52704**

Dear Mr. Kirchhoff:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Callie Jones, Esq.
Vincent & Rees, L.C.
Via facsimile (801) 355-5005